Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

Fidelity Nordic Fund Merger Proposal

On December 28, 2006, Fidelity Investments announced that the Board of Trustees of Fidelity Nordic and Europe Funds have approved submitting to Fidelity Nordic Fund shareholders a proposal to merge Nordic Fund into Europe Fund. The Nordic region is more volatile than developed Europe as a whole, and Fidelity believes the region's characteristics have changed sufficiently to no longer warrant a separate fund focused on the region. The transaction can be consummated only if it is approved by a majority of the outstanding voting securities of Fidelity Nordic Fund. Shareholders of Fidelity Nordic Fund will receive information about the proposed changes in proxy mailings in advance of shareholder meeting scheduled for May. If approved, the merger is expected to take place in June.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization of the Fidelity Nordic Fund into the Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

1. The performance of international funds depends upon currency values, political and regulatory environments, and overall economic factors in the countries in which they invest.

2. Currently the fund is designed for investors who are willing to accept the potentially greater price fluctuations of a non-diversified fund. The risks are particularly significant for funds that focus on a single country or region.

Before investing, consider the funds' investment objectives, risks, charges and expenses. Contact Fidelity for a prospectus containing this information. Read it carefully.

Fidelity Distributors Corporation

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